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April 21, 2010 VIA EDGAR AND FEDERAL EXPRESS Mr. Gary Todd Accounting Reviewer United States Securities and Exchange Commission Division of Corporation Finance	Beijing	New Jersey
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Milan
File No. 025681-0038

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Advanced Micro Devices, Inc.

Form 10-K for the fiscal year ended December 26, 2009

Filed February 19, 2010

File No. 001-07882

Dear Mr. Todd:

On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), we are hereby responding to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 31, 2010 relating to the above-referenced filing. We are responding to the Staff’s comments on behalf of AMD, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. AMD’s responses follow each of the Staff’s comments.

Form 10-K for the fiscal year ended December 26, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

1.	We reference the disclosure on page 43 that you will make a one-time payment in the first quarter of 2010 to restore the full salary for the September through November 2009 period to all employees who participated in a salary reduction program. Please quantify the amount of salary restoration and tell us how you are accounting for the underlying expense. For example, tell us if you accrued the related expense in fiscal year 2009.

April 21, 2010

Response: The Company respectfully advises the Staff that the amount of the salary restoration was approximately $18 million. The Company recorded this amount as compensation expense in its consolidated statement of operations for the fiscal year ended December 26, 2009 and recorded an accrued liability of the same amount in its December 26, 2009 consolidated balance sheet.

Results of Operations, page 48

Gross Margin, page 53

2.	We see that gross margin benefited $171 million or 3% due to the sale of inventory that was written down in the fourth quarter of 2008. Please tell us and revise future filings to describe the factors leading to the sale of the inventory that you had recently determined to be impaired.

Response: The Company respectfully advises the Staff, and will disclose in future filings, that the factors that led to the sale of inventory that was previously written down in the fourth quarter of 2008 were the stabilization of the overall macroeconomic environment and improved business conditions in 2009, compared to the end of 2008, which led to an increase in end user demand for PCs and, correspondingly, an increase in customer orders for, and shipments of, our products.

Gain on sale of 200 millimeter equipment and the license of related process technology, page 58

3.	Please expand future filings to disclose when you expect to deliver the remaining products and recognize the $49 million deferred gain on the sale of the 200 millimeter manufacturing equipment. Discuss why the delivery of the remaining equipment has been delayed.

Response: The Company respectfully advises the Staff that the 200 millimeter manufacturing equipment that has not been delivered was contributed by the Company to GLOBALFOUNDRIES Inc. (“GF”), a joint venture formed in March 2009 by and between the Company, Advanced Technology Investment Company LLC (“ATIC”) and West Coast Hitech L.P. Moreover, as disclosed in the Form 10-K, beginning as of the first fiscal quarter of 2010, the Company deconsolidated the accounts of GF and began to account for its investment in GF under the equity method of accounting. Our current understanding based on communications from GF, is that the equipment will be delivered in early 2011.

The Company supplementally advises the Staff that in 2008 it sold the 200 millimeter equipment to a third party that wished to enter the semiconductor manufacturing business. While a majority of the equipment was delivered in 2008, the remaining equipment requires storage in a clean room environment, which has not been commercially available to the third party and, therefore, remains at GF. The delivery of the remaining equipment is dependent upon the third party’s ability to construct its own fabrication facility, a project that the Company understands has been delayed due to difficulties that this third party has had in obtaining the necessary financing.

April 21, 2010

Effects of Restructuring Plans, page 58

4.	If expected to be significant, in future filings please disclose the expected cost savings from restructuring plans and identify when you expect to first realize those cost savings. For guidance on MD&A disclosures regarding restructuring plans, please refer to SAB Topic 5-P.

Response: The Company will provide the disclosure requested above, as applicable, in its future filings.

Other income (expense), net, page 61

5.	We see that you have recognized income / expense during 2009 related to sale of Handheld assets, gain from a class action legal settlement and charges related to the ATMC joint venture. Please tell us why these items should not be recognized in operating income.

Response: With respect to the handheld assets, the Company respectfully advises the Staff that the Company is exiting its handheld business. As disclosed in the Form 10-K, this business did not qualify as discontinued operations under the accounting rules as of December 26, 2009, due to the Company’s continuing involvement with the business. Given the Company’s intent to exit this business and the fact that the sale of the handheld assets was part of the overall exit plan for the business, the Company believes it is more appropriate to treat the gain on sale of certain graphics and multimedia technology assets and intellectual property in other income/expense instead of in operating income as this is not the Company’s normal source of earnings.

With respect to the class action legal settlement, the Company respectfully advises the Staff that the settlement related to alleged price fixing violations by certain DRAM manufacturers during a period of time that predated the Company’s October 2006 acquisition of ATI. Because the effects of the alleged price fixing activity pre-dated the Company’s acquisition of ATI and, therefore, were never reflected in the Company’s operating income, the Company believes that it is more appropriate to treat the $25 million gain from the legal settlement in other income/expense rather than in operating income.

With respect to the $10 million charge related to the AMTC joint venture, the Company respectfully advises the Staff that the Company accounts for its interest in the joint venture using the equity method of accounting. Given the historical immateriality of the AMTC’s operating results, the Company recorded its share in Other Income/Expense rather than in a separate equity in earnings (losses) of equity method investee line in its consolidated statements of operations.

April 21, 2010

Consolidated Financial Statements

Note 12. Intel Settlement, page 114

6.	Please tell us the accounting basis for recognizing the entire $1.25 billion gain on settlement in fiscal year 2009. In that regard, it appears that a portion of the gain is related to a 5-year patent cross license agreement. For guidance on up-front payments please refer to SAB Topic 13.A.3.

Response: The Company respectfully advises the Staff that on November 12, 2009, the Company entered into an agreement with Intel Corporation to end all outstanding legal disputes between the companies, including antitrust litigation and patent cross license disputes. Under the terms of the agreement:

•	The Company and Intel agreed to a new 5-year patent cross-license agreement that gives the Company broad rights and the freedom to operate a business utilizing multiple foundries;

•	Intel and the Company relinquished any claims of breach from the previous license agreement;

•	Intel paid the Company $1.25 billion;

•	Intel agreed to abide by a set of business practice provisions going forward;

•	The Company dismissed all pending litigation including the case in U.S. District Court in Delaware and two cases pending in Japan; and

•	The Company withdrew all of its regulatory complaints worldwide.

When considering the accounting for the Intel settlement, the Company reviewed the agreements and considered SAB Topic 13.A.3, Delivery and Performance and the guidance therein regarding up-front payments. Specifically, the Company has considered whether it has any continuing involvement under the settlement such that an allocation of the settlement proceeds to undelivered products or services was warranted. The Company concluded that the entire $1.25 billion payment related to Intel’s past business practices and the related antitrust litigation and disputes and there is no continuing involvement such as performance obligations or services that the Company needs to perform to earn the settlement payment. The patent cross license agreement involves licenses by both parties and neither requires payments by any party nor any future delivery. Accordingly, the Company recognized the entire settlement amount in its operating results for the year ended December 26, 2009.

April 21, 2010

Note 14. Segment Reporting, page 115

7.	We note that the Handheld Devices business unit, which was previously recorded in the Consumer Electronics segment, was classified back into continuing operations. Please tell us and revise future filings to disclose in which segment the Handheld Devices business unit is now classified.

Response: The Company respectfully advises the Staff that as disclosed on page 116 of the Form 10-K for the year ended December 26, 2009, the Company includes the operating results of the handheld business in the “All Other” category because the operating results for the handheld business are immaterial.

8.	We see that you did not recast the presentation of segments in prior periods to reflect the new segment structure since it is “not practicable” to do so. Please tell us and disclose in future filings why it was not practicable to recast the prior periods.

Response: The Company respectfully advises the Staff that the Foundry Segment (which represents the Company’s front-end wafer manufacturing operations) was first established upon the consummation of the Company’s GF joint venture with ATIC on March 2, 2009. The formation of the GF joint venture was a significant reorganization of the Company’s operations. Prior to the establishment of the GF joint venture, the operating results of the front-end wafer manufacturing operations were combined with the Company’s assembly and test operations and reported as part of the Company’s Computing Solutions segment. The Company’s management did not review the front-end wafer manufacturing operations on a segment basis, and historical data related to the front-end wafer manufacturing operations (e.g., “historical Foundry segment” data) was not tracked separately in the Company’s internal reporting systems and accounting records. Therefore, historical comparable data is not available, and it would have required extraordinary cost and effort, if it were even possible, to produce and recast the prior periods to reflect the newly created Foundry segment.

The Company will expand its disclosures in future filings, by including the factors set forth to explain why it was not practicable to recast prior periods.

Note 17. Commitments and Guarantees, page 123

9.	Regarding the amount owned to AMTC by Qimonda, please tell us why you recorded a charge for only 50% of the total receivable since you state that it is unlikely that AMTC will recover amounts due from Qimonda during the insolvency proceedings.

Response: The Company respectfully refers the Staff to its response to question No. 5, above. The Company owned 50% of the AMTC joint venture; therefore, in applying the equity method of accounting, the Company recorded 50% of the accounts receivable write-off.

April 21, 2010

Item 11. Executive Compensation, page 135

10.	We note your disclosure on page 39 of your proxy statement that is incorporated by reference to your Form 10-K under the heading “Compensation Policies and Practices.” Please describe the process you undertook to reach the conclusion that disclosure in response to Item 402(s) of Regulation S-K is not necessary.

Response: The Company supplementally advises the Staff that in January 2010, the Company formed a working group, including representatives from its human resources, legal, internal audit and corporate accounting departments, to perform an assessment of the risk that could result from the Company’s compensation policies and practices. During January and February 2010, the working group met with representatives from the Compensation Committee’s independent compensation consultant, Semler Brossy, as well as with outside legal counsel on multiple occasions to review the Company’s compensation policies and practices, including a review of the risk factors and mitigators of such policies and practices and the Company’s internal controls relating thereto. In February 2010, the working group advised the Company’s management, including its Chief Executive Officer, Chief Financial Officer, General Counsel, Senior Vice-President and Corporate Controller, and Senior Vice-President and Vice-President of Human Resources, of its analysis, findings and assessment that the Company’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company. After conducting a review of the analysis by the working group, the Company’s management team concurred with the assessment of the working group. The Company’s management team then presented the analysis and assessment to the Compensation Committee and the full Board of Directors, each of which concurred with the analysis and assessment.

******

As requested in the Staff’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

April 21, 2010

Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Thomas J. Seifert, Advanced Micro Devices, Inc.